[Letterhead of ITC^DeltaCom, Inc.]

August 19, 2005

VIA U.S. MAIL AND FACSIMILE (202) 772-9205

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 0-23253

Ladies and Gentlemen:

We hereby submit supplemental responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated July 15, 2005. The staff has requested the Company to address the staff’s comments in the Company’s future filings or to provide the staff with supplemental information for further staff review. Accordingly, the Company has not amended any of the reviewed filings in connection with this supplemental submission.

The Company’s responses to the staff’s comments are set forth below, with each paragraph below numbered to correspond to the numbered comments in the staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page F-4

1. Your presentation of “Cost of Services (exclusive of items shown separately below)” results in reporting gross margin before depreciation and amortization. SAB Topic 11: B specifically states, “To avoid placing undue emphasis on cash flow, depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.” Revise your financial statements to include depreciation and amortization as a component of gross margin.

The Company believes that its presentation of depreciation and amortization as a component of operating income (loss) in the Form 10-K complies with SAB Topic 11: B Interpretive Response, which states:

Securities and Exchange Commission

August 19, 2005

If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: “Cost of goods sold (exclusive of depreciation shown separately below).” To avoid placing undue emphasis on “cash flow,” depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.

The Company’s presentation of gross margin was intended to be an enhancement of its financial statements by providing users additional clarity regarding the Company’s operations. This presentation was not a reflection of a figure for income before depreciation, because the presentation of operating loss included all elements of costs and expenses, including cost of services, selling, operations and administration, merger-related expenses and asset impairment loss. The Company believes that its presentation in its Consolidated Statements of Operations in Form 10-K for fiscal year ended December 31, 2004, which read “Cost of services (exclusive of items shown separately below),” with depreciation and amortization and the other operating expenses positioned as a component of Operating loss, resulted in reporting income after depreciation.

Notwithstanding the foregoing, to address the staff’s concerns on this issue, the Company in its future filings will present revenues less total costs and expenses including depreciation and amortization, and operating income (loss) in its Consolidated Statements of Operations. Accordingly, the Company has adopted the revised presentation in its report on Form 10-Q for the quarter ended June 30, 2005, which it filed on August 9, eliminating the presentation of the gross margin line.

Note 7 – Long-term Obligations and Capital Lease Obligations, page F-19

2. Addressing the relevant accounting literature, tell us in detail why you believe that the classification of your debt as long-term debt, at December 31, 2004, is appropriate.

In classifying its debt as long-term debt at December 31, 2004, the Company relied upon Statement of Financial Accounting Standards No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced (“FASB No. 6”).” Paragraph 9 of FASB No. 6 provides that “A short-term obligation other than one classified as a current liability in accordance with paragraph 8 shall be excluded from current liabilities only if the conditions in paragraphs 10 and 11 are met. Paragraph 10 provides that “The enterprise intends to refinance the obligation on a long-term basis.” Paragraph 11.a. provides as follows: “Post-balance-sheet-date issuance of a long-term obligation or equity securities. After the date of an enterprise’s balance sheet but before that balance sheet is issued, a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a

Securities and Exchange Commission

August 19, 2005

long-term basis.” In addition, as described below, in accordance with paragraph 6 of FASB No. 6, the amount of the short-term obligation excluded from current liabilities by the Company did not exceed the proceeds of the new long-term obligation issued by the Company prior to the publication of the financial statements.

At December 31, 2004, the Company was obligated in the total principal amount of $182.0 million under its senior secured credit facility, in the total principal amount of $55.7 million under its junior secured credit facility and in the total principal amount of $27.3 million under capital lease obligations which by their terms at December 31, 2004, required collective principal payments in the following year totaling approximately $27.6 million (before the restructuring on March 29, 2005). Principal payments totaling approximately $3.3 million on the Company’s capital lease obligations which were due and paid prior to the restructuring on March 29, 2005 were classified as current liabilities at December 31, 2004. During the first quarter of 2005, the Company incurred continuing credit facility defaults under an affirmative operating covenant that required it to pay in a timely manner taxes and other governmental assessments, and under a related negative operating covenant that restricted it from incurring specified types of liens on its assets. These defaults, however, were temporarily waived by the secured lenders. On March 29, 2005, the Company completed a restructuring of its $182.0 million senior secured credit facility, its $55.7 million junior secured credit facility and its then $22.0 million capital leases, which enabled the Company to cure the temporarily waived covenant defaults. Under the restructuring, the Company replaced the $22.0 million capital leases with loans in the same amount under the senior credit agreement, and the lenders extended all principal payments under the senior and junior secured loans until June 30, 2006. Under the revised covenants as well as terms of the restructured secured credit facilities, the Company and its lenders expected no future covenant violations, and therefore classification of its debt as long-term was appropriate.

On March 29, 2005, which was after the date of the Company’s balance sheet of December 31, 2004, but before that balance sheet was published on March 31, 2005, the Company restructured the maturity terms of all of its secured debt, including its $182.0 million senior secured credit facility, its $55.7 million junior secured credit facility and its $22.0 million capital lease obligations, which deferred all principal payments thereon to June 30, 2006 or a later date. Consequently, the Company believes that classification of this debt as long-term debt on its December 31, 2004 balance sheet is appropriate.

Securities and Exchange Commission

August 19, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Consolidated Statements of Cash Flows, page 6

3. Describe for us the nature of your gain on settlement of long-term lease, as indicated in your Statement of Cash Flows. Also, tell us where you have classified the gain in your Consolidated Statement of Operations.

As of December 31, 2004, the Company’s Consolidated Balance Sheets included the remaining accrued restructuring cost liability of a long-term office space lease in the amount of $1.4 million which arose as a result of the acquisition of BTI Telecom Corp. in October 2003. In March 2005, the Company negotiated an early settlement in full of this lease for $190,000. As a result, the gain from the settlement of the remaining balance of the recorded liability in the amount of $1,171,000 is included as a component of selling, operations and administration expense in the Consolidated Statements of Operations.

* * * * *

Please direct any questions or comments with respect to the foregoing matters to the undersigned at telephone no. 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer